Natural Blue Resources, Inc.
146 W. Plant Street Suite 300
Winter Garden, FL 34787
Tel. 800 878 4349 fax. 505 814 7419
www.naturalblueresources.com

December 8, 2009

Via Edgar Filing as correspondence

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attention: Larry Spirgel
Assistant Director

Re:	Natural Blue Resources, Inc. (the “Company”)
File No. 000-12493

Dear Mr. Spirgel:

This letter is to acknowledge receipt of the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated November 2, 2009, regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed April 15, 2009, as amended April 17, 2009 and Forms 10-Q for the quarterly periods ended March 31, 2009, and June 30, 2009, filed May 20, 2009 and August 19, 2009, as amended August 20, 2009 (File No. 333-128060).

We respectfully request an extension of the time period in which to respond to the Staff’s comment letter until Monday, December 14, 2009.

If you have any questions or comments regarding the foregoing, please contact our counsel, Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017.

Sincerely,

/S/ Tony Anaya
Toney Anaya
Chief Executive Officer